________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              PITTWAY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            HII-2 ACQUISITION CORP.
                          HONEYWELL INTERNATIONAL INC.
                                   (BIDDERS)
                            ------------------------

                         COMMON STOCK, $1.00 PAR VALUE
                         CLASS A STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  725790 10 9
                                  725790 20 8
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)
                            ------------------------

                            PETER M. KREINDLER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          HONEYWELL INTERNATIONAL INC.
                               101 COLUMBIA ROAD
                       MORRIS TOWNSHIP, NEW JERSEY 07962
                           TELEPHONE: (973) 455-2000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                            DAVID J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000
                            ------------------------

                           CALCULATION OF FILING FEE

    Transaction Valuation:* $2,054,435,975           Amount of Filing Fee:** $410,887.20

 * Estimated for purpose of calculating the filing fee only. The calculation assumes the purchase of 7,877,664 shares of Common Stock of the par value of $1.00 per share, and 37,274,775 shares of Class A Stock of the par value of $1.00 per share, of Pittway Corporation (the 'Company'), at a price per Share of $45.50 in cash. Such number of Shares represents all the Shares outstanding as of December 1, 1999, and assumes the exercise of all existing options to acquire Shares from the Company which may be issued on or prior to June 30, 2000.

** The amount of the filing fee, calculated in accordance with rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by HII-2 Acquisition Corp. for such number of Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable         Filing Party: Not Applicable
   Form or Registration No.: Not Applicable    Date Filed: Not Applicable

________________________________________________________________________________

COMMON STOCK CUSIP NO. 725790 10 9
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
            Honeywell International Inc.
            IRS ID No.: 22-2640650
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a) [ ]
                                                                                                  (b) [ ]
    3.      SEC USE ONLY
    4.      SOURCE OF FUNDS*
            WC
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                                                     [ ]
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
       NUMBER OF
         SHARES              7.      SOLE VOTING POWER                                             0
      BENEFICIALLY           8.      SHARED VOTING POWER                                           4,165,978
        OWNED BY             9.      SOLE DISPOSITIVE POWER                                        0
          EACH              10.      SHARED DISPOSITIVE POWER                                      4,165,978
       REPORTING
      PERSON WITH
   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,165,978
   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                                            [ ]
   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            52.9%
   14.      TYPE OF REPORTING PERSON
            CO

* On December 20, 1999, Honeywell International Inc., a Delaware corporation ('Parent'), and HII-2 Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ('Purchaser'), entered into a Stockholders Agreement (the 'Stockholders Agreement') with members of the Harris Family (collectively, the 'Harris Family Stockholders'), pursuant to which the Harris Family Stockholders, among other things, agreed to tender, in accordance with the terms of the Offer, all shares of Common Stock of the par value of $1.00 per share, and Class A Stock of the par value of $1.00 per share (the
  'Class A Stock', and, together with the Common Stock, the 'Shares'), of Pittway Corporation, a Delaware corporation (the 'Company'), beneficially owned by them other than up to an aggregate of approximately 428,000 shares which are reserved for charitable contributions. In addition, pursuant to the Stockholders Agreement, the Harris Family Stockholders granted to Parent an option to purchase all such Shares under certain circumstances after the initial expiration date of the Offer. The Shares reflected above are all Shares beneficially owned by the Harris Family Stockholders. Parent and Purchaser disclaim beneficial ownership of such Shares. The Stockholders Agreement is described more fully in Section 11 of the Offer to Purchase, dated December 23, 1999.

CLASS A STOCK CUSIP NO. 725790 20 8
    1.      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
            Honeywell International Inc.
            IRS ID No.: 22-2640650
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                      (a) [ ]
                                                                                                   (b) [ ]
    3.      SEC USE ONLY
    4.      SOURCE OF FUNDS*
            WC
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                                                      [ ]
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
       NUMBER OF
         SHARES              7.      SOLE VOTING POWER                                             0
      BENEFICIALLY           8.      SHARED VOTING POWER                                           6,413,321
        OWNED BY             9.      SOLE DISPOSITIVE POWER                                        0
          EACH              10.      SHARED DISPOSITIVE POWER                                      6,413,321
       REPORTING
      PERSON WITH
   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,413,321
   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [ ]
   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.4%
   14.      TYPE OF REPORTING PERSON
            CO

                         * SEE FOOTNOTE ON PRIOR PAGE.

     This Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the 'Schedule 14D-1/13D') relates to the offer by HII-2 Acquisition Corp., a Delaware corporation ('Purchaser') and a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation ('Parent'), to purchase all outstanding shares of Common Stock of the par value of $1.00 per share (the 'Common Stock'), and all outstanding shares of Class A Stock of the par value of $1.00 per share (the 'Class A Stock', and together with the Common Stock, the 'Shares'), of Pittway Corporation, a Delaware corporation (the 'Company'), at a purchase price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1999 (the 'Offer to Purchase'), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the 'Letter of Transmittal') (which, as amended or supplemented from time to time, together constitute the 'Offer'), a copy of which is attached hereto as Exhibit
(a)(2).

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Pittway Corporation. The information set forth in Section 8 ('Certain Information Concerning the Company') of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock of the par value of $1.00 per share, and Class A Stock of the par value of $1.00 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ('Price Range of Shares; Dividends') of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (d) and (g) This Statement is filed by Purchaser and Parent. The information set forth in Section 9 ('Certain Information Concerning Parent and Purchaser') of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser nor Parent and, to the best knowledge of Purchaser or Parent, none of the persons listed in
Schedule I to the Offer to Purchase, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 9 ('Certain Information Concerning Parent and Purchaser') and Section 11 ('Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements') of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Introduction and Section 10 ('Source and Amount of Funds') of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (e) The information set forth in the Introduction, Section 11 ('Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements') and

Section 12 ('Plans for the Company; Other Matters') of the Offer to Purchase is incorporated herein by reference.

     (f) - (g) The information set forth in the Introduction and Section 7 ('Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations') of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 9 ('Certain Information Concerning Parent and Purchaser') and Section 11 ('Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements') of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 9 ('Certain Information Concerning Parent and Purchaser'), Section 11 ('Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements') and Section 16 ('Fees and Expenses') of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ('Fees and Expenses') of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b) - (c) The information set forth in the Introduction, Section 14 ('Conditions to the Offer') and Section 15 ('Certain Legal Matters') of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ('Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations') and Section 15 ('Certain Legal Matters') of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)  -- Offer to Purchase dated December 23, 1999.
(a)(2)  -- Letter of Transmittal.
(a)(3)  -- Notice of Guaranteed Delivery.
(a)(4)  -- Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(5)  -- Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
(a)(6)  -- Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(7)  -- Joint Press Release of Parent and the Company dated
           December 20, 1999.
(a)(8)  -- Press Release of Parent dated December 23, 1999.
(a)(9)  -- Summary Advertisement dated December 23, 1999.
(b)     -- None.
(c)(1)  -- Agreement and Plan of Merger, dated as of December 20,
           1999, by and among Parent, Purchaser and the Company.
(c)(2)  -- Stockholders Agreement, dated as of December 20, 1999, by and among Parent, Purchaser and the stockholder which are signatories thereto.
(c)(3)  -- Letter Agreement, dated December 20, 1999, by and between
           Parent and King Harris, individually, for the Company, and on behalf of the Harris Family.
(d)     -- None.
(e)     -- Not applicable.
(f)     -- None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1999

                                          HONEYWELL INTERNATIONAL INC.

                                          By: /s/ RICHARD F. WALLMAN
                                              .................................
                                              Name: Richard F. Wallman
                                              Title: Senior Vice President and
                                                 Chief Financial Officer

                                          HII-2 ACQUISITION CORP.

                                          By: /s/ GEORGE VAN KULA
                                              .................................
                                              Name: George Van Kula
                                              Title: Secretary

                                 EXHIBIT INDEX

EXHIBIT                          DESCRIPTION                           PAGE
-------                          -----------                           ----
(a)(1)   -- Offer to Purchase dated December 23, 1999.
(a)(2)   -- Letter of Transmittal.
(a)(3)   -- Notice of Guaranteed Delivery.
(a)(4)   -- Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
(a)(5)   -- Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.
(a)(6)   -- Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(7)   -- Joint Press Release of Parent and the Company dated
            December 20, 1999.
(a)(8)   -- Press Release of Parent dated December 23, 1999.
(a)(9)   -- Summary Advertisement dated December 23, 1999.
(b)      -- None.
(c)(1)   -- Agreement and Plan of Merger, dated as of December 20,
            1999, by and among Parent, Purchaser and the Company.
(c)(2)   -- Stockholders Agreement, dated as of December 20, 1999, by and among Parent, Purchaser and the stockholders which are signatories thereto.
(c)(3)   -- Letter Agreement, dated December 20, 1999, by and between
            Parent and King Harris, individually, for the Company, and on behalf of the Harris Family.
(d)      -- None.
(e)      -- Not applicable.
(f)      -- None.

                              STATEMENT OF DIFFERENCES
                              ------------------------

The section symbol shall be expressed as................................... 'SS'
The trademark symbol shall be expressed as................................. 'TM'